UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT REGULATION A

Date of Report (Date of earliest event reported) June 15, 2021

True Leaf Brands Inc.
(Exact name of registrant as specified in its charter)

British Columbia	000-00000
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)
100 Kalamalka Lake Road, Unit 32, Vernon, British Columbia V1T 9G1
(Full mailing address of principal executive offices)

250-275-6063
Issuer's telephone number, including area code

Title of each class of securities issued pursuant to Regulation A:	Common Shares

Item 9. Other Events

Press Release

On June 15, 2021, True Leaf Brands Inc. (the "Issuer") issued a release to announce True Leaf Signs Agreement for Exclusive Rights to Organic Cannabis Anti-Microbial Technology in BC.

Item 10. Exhibits

15.1	Press Release dated June 15, 2021

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

True Leaf Brands Inc.

By:	/s/ Darcy Bomford
Darcy Bomford
Chief Executive Officer

Date:  June 15, 2021